UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-14974

1-5, rue Jeanne d'Arc

92130 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 1   Press Release, “Technicolor introduces next generation gateway products with multiple WAN support”, dated October 27, 2010.

Exhibit 2   Press Release, “Technicolor Launches Ultra BroadBand Business Gateways”, dated October 27, 2010.

Exhibit 3   Press Release, “Technicolor launches low-cost, high performance DSL gateway”, dated October 27, 2010.

Exhibit 4   Press Release, “Technicolor enriches its Digital Home offering with a Media Tablet featuring a unique set of advanced functionalities”, dated October 27, 2010.

Exhibit 5   Press Release, “Technicolor and 3M Services to support German operator EWE TEL in migration to IMS”, dated October 26, 2010.

Exhibit 6   Press Release, “Technicolor’s Cirpack Session Border Controller implemented at Multiple Telcos in Europe and Africa”, dated October 26, 2010.

Exhibit 7   Press Release, “Technicolor Wins Contracts for Softswitches from Three Major Regional Italian Telcos & ISPs”, dated October 26, 2010.

Exhibit 8   Press Release, “Technicolor, the first company to deliver 100 million gateways worldwide”, dated October 25, 2010.

Exhibit 9   Press Release, “Technicolor completes the sale of its stake in Screenvision US to Shamrock Capital Growth Fund”, dated October 14, 2010.

Exhibit 10 Press Release, “Technicolor’s mp3HD Format Now Available in Topspin’s Music Catalog”, dated October 7, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: October 29, 2010	Title:	General Secretary

Exhibit 1

PRESS RELEASE

Technicolor introduces next generation gateway products with multiple WAN support

Based on the new generation of chipset, the new gateways are supporting Open Software, Services and Application

Paris, October 27, 2010 – Technicolor (Euronext Paris : TCH ; NYSE : TCH) today announced that it is launching its next generation home gateway products. In the advanced functionality is the ability to access more than one WAN – including ADSL, ethernet WAN over fibre and 3G wireless services – with the intelligent gateway sensing and switching to the most appropriate broadband connection. This makes them ideally suited for deployment into mixed access scenario’s allowing users to connect any access network automatically.

All three new gateways – the TG587nv3, the TG784nv3 and the TG797nv3 – are based on the new 6362 chipset. This puts considerable processing power into the gateway, which enables it to provide multiple digital home services, from DLNA media sharing and remote back-up to home automation or smart metering. The new gateways also rely on extensive remote management via TR-691. The platforms are capable of routing speeds surpassing 400Mbps which allows surpassing the current cable offerings. All three also embody the highest environmental standards, including compliance with the EU code of conduct version 3, which sets strict limits on power consumption.

“Telcos are in a war for speed, with fibre being rolled out quickly to tackle the challenge from DOCSIS 3.0 over cable,” said Georges Laplanche, Senior Vice President, Connect Division at Technicolor. “They need gateway products which are simple to deploy, readily upgraded – and ours even select their own WAN inputs – and offer practical, useful and tailored functionality which will attract new subscribers and minimise churn. Technicolor has invested in developing a new chipset and built a platform upon it, which allows us to offer a range of alternatives which meet the real needs of telcos, today and into the future.”

The TG587nv3 is a powerful platform for demanding services, including IPTV. It contains two Gigabit Ethernet ports (both on LAN and WAN) allowing customers to offer a more than 100Mbps offer end to end. To maintain maximum performance it incorporates embedded mechanisms, including traffic prioritisation and connection reservation, to prevent peer-to-peer applications blocking other traffic. It incorporates 802.11n wireless capabilities as well as support for ADSL, gigabit ethernet WAN over fibre and 3G (using a USB dongle), with Technicolor’s AutoWAN Sensing technology to automatically configure the gateway to the right access network. The platform contains 2 USB Host interfaces which allow seamless connection of a 3G dongle and a hard disk for media sharing.

The TG784nv3 shares much functionality with the TG587nv3, making it a powerful platform for demanding triple play routed services. It also incorporates multi-line telephony which is compatible with IMS cores and soft switches. Two FXS ports are provided for phone and fax or two independent phone lines, and with an available option it can integrate IP phones to turn the gateway into a home PBX.

The TG797nv3 is designed to provide comprehensive home connectivity over voice (multi-line DECT) and broadband data. Built into the gateway are a number of powerful services, including printer sharing, UPnP2, webcam control and display for security, remote file access, peer to peer content sharing, and secured storage on the gateway to provide a central PVR. As well as the wireless hub it also provides four auto-sensing ethernet ports and two USB 2.0 master ports.

1 TR-069 (short for Technical Report 069) is a technical specification entitled CPE WAN Management Protocol (CWMP). It defines an application layer protocol for remote management of end-user devices.

2 Universal Plug and Play : set of networking protocols that permits networked devices.

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Technicolor Industry Analyst Relations:

industryanalystrelations@technicolor.com

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

Exhibit 2

PRESS RELEASE

Technicolor Launches Ultra BroadBand Business Gateways

Advanced features in conjunction with a fully featured business VoIP SIP phone

Paris (France), October 27, 2010 – Technicolor (Euronext Paris : TCH ; NYSE : TCH) today announced it has launched two new business gateway products, designed to bring high-end performance to the small office business market at a very attractive price point. These gateways are partnered by the TB30 professional IP phone which can be used as a standalone VoIP phone connected to the integrated MicroPABX in the business gateway, as the foundation of an office telephone network, or in conjunction with any popular VoIP PABX.

The Technicolor TG670 business gateway is a high performance terminal supporting modern broadband networks up to VDSL. As well as the gigabit Ethernet WAN port there is an integral four-port ethernet router and 802.11n wireless hub. The TG670 comes standard with advanced routing protocols (like BGP, OSPF, RIP) and operator management capabilities (like SNMP, TFTP, Syslog, TACACS+) which allow the operator to offer SLA agreements to the professional market. This one-box solution (also featuring full IPSec and VPN client and server functionality and including corporate firewall) meets the practical requirements of the enterprise user, including simple self-installation and management (with support for automatic updates by the network operator).

The TG672 gateway is identical, with the addition of multi-line DECT telephony and a gigabit LAN port for connection with a corporate network. Both gateways are designed to be forward compatible, including support for IPv6. They meet the latest version of the EU code of conduct on environmental performance, with low power consumption and intelligent switching of functionality.

The TB30 professional IP phone is also designed to deliver excellent performance at a cost-effective price, making feature-rich VoIP services more accessible for both large and small enterprises. Full duplex HD sound delivers outstanding acoustic performance, and SIP compatibility ensures that the TB30 is fully interoperable with modern PABXs, and has been proven with more than 60 switches from all the leading manufacturers.

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Technicolor Industry Analyst Relations:

industryanalystrelations@technicolor.com

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

Exhibit 3

PRESS RELEASE

Technicolor launches low-cost, high performance DSL gateway

802.11n and excellent environmental performance combine in new entry-level product

Paris, October 27, 2010 – Technicolor (Euronext Paris : TCH ; NYSE : TCH) today announced the launch of the TG582, a new and extremely cost-effective DSL gateway with Wi-Fi connectivity and a 3G capability to back up the ADSL broadband WAN. Like all new Technicolor products, it is designed with the highest environmental standards in mind, a factor which is becoming more critical for end users.

The gateway provides a simple interface with ADSL circuits, including an ethernet router and 802.11n capable Wi-Fi. To provide a back-up for the DSL circuit and to aid in roll-out and support it also includes the capability to connect a 3G wireless dongle to provide an alternative source of broadband. Internally it is built with extensive memory to allow the gateway to be extended and upgraded in place, with full TR-691 capabilities for remote management.

“With virtually all modern devices from smart phones to laptops being ready for 802.11n speed Wi-Fi it has become a requirement even at the lowest end of the ADSL market,” said Georges Laplanche, Senior Vice President, Connect Division at Technicolor. “Because of Technicolor’s unrivalled experience, including more than 100 million gateways delivered, we can build an extremely cost-effective product without compromising on the real functionality we know consumers need.”

To give users direct control over the power consumption of the device it includes a physical on-off switch for the Wi-Fi, and an Eco mode button which activates low power operation states. Even with the Wi-Fi operational, the TG582 remains compliant with EU code of conduct V3 for environmental performance, which sets out strict limits on the power consumption of devices such as gateways. The excellent environmental stewardship includes careful selection of non-polluting packaging materials and components.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

1 TR-069 (short for Technical Report 069) is a technical specification entitled CPE WAN Management Protocol (CWMP). It defines an application layer protocol for remote management of end-user devices.

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Technicolor Industry Analyst Relations:

industryanalystrelations@technicolor.com

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

Exhibit 4

PRESS RELEASE

Technicolor enriches its Digital Home offering with a Media Tablet featuring a unique set of advanced functionalities

It offers multi-screen interactivity, high quality communications and home control all under a great ease of use and a customizable interface

“Media Touch” recognized at Broadband InfoVision Awards

Paris (France), October 27, 2010 – Technicolor (Euronext Paris : TCH ; NYSE : TCH) today announced that it is launching the second generation of its Media Touch tablet, a powerful and versatile 7’’ home screen fully integrated into the Digital Home ecosystem.

On October 26th, Technicolor has been awarded for Media Touch at Broadband InfoVision Awards - in category 5 Broadband Home: Appliances, Devices, Home Networks & Services - which have long been established as the industry’s leading awards event celebrating excellence within the broadband marketplace.

The product has been primarily defined to consume online and home audio and video, access the web and its unlimited set of applications, as well as interact with other equipments thanks to its set of open interfaces. Thanks to the tablet’s Android operating system, Services Providers can also leverage a fast-growing community of applications developers to enrich their applications set.

“The Award that we received at Broadband InfoVision Awards illustrates our capacity to innovate in digital home devices. User-friendly, intuitive with customizable interface, its integration within the operators’ network makes it a setup-free device for end-users. With Media Touch, Technicolor has defined a new category of portable device in the home that helps Network Services Providers monetize the promises of the Digital Home.”, said Georges Laplanche, Senior Vice President, Connect Division at Technicolor.

This tablet is an ideal way to:

-

Connect people and communities thanks to a full package of communications features: its microphone and camera offer native online chat possibilities, voice over IP telephony and high-end video communications, all integrated with users’ favourite social networks.

-

Entertain consumers thanks to his strong media assets: the end-users can easily consume online and personal audio/video content. Its high quality sound and video capabilities positions it ideally to enjoy with multi-screen synced media.

-

Control the home and interact very easily with other equipments of the networked home through its set of open interfaces. This new generation of media Tablet is a truly advanced remote control for digital home services and devices, such as set top boxes. Its hardware platform offers the flexibility to bring additional modules such as Home Automation.

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Technicolor Industry Analyst Relations:

industryanalystrelations@technicolor.com

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

Exhibit 5

PRESS RELEASE

Technicolor and 3M Services to support German operator EWE TEL in migration to IMS

EWE TEL commits to long-term contract for advanced voice and multimedia services over IP

Paris (France) – 26 October 2010 – Technicolor (Euronext Paris : TCH ; NYSE : TCH)  and 3M Services GmbH today announced that they received an order from EWE TEL, one of the biggest regional carriers in Germany. This success was achieved thanks to the co-operation between Technicolor and 3M.

3M Services is a system integrator and partner for full-Service solutions in the telecommunications area. Technicolor manufactured and supplied the Cirpack IMS solution that was selected by EWE TEL, composed of IMS core network, voice application servers, access and interconnection elements.

This deal will enable EWE TEL to bring advanced voice and multimedia services to over 1 million residential and business customers. With the use of the Cirpack IMS scalable solution, the operator will be able to implement the IMS improvements in an evolutionary program, customized to the growing requirements of the Telco. It will also have the option to add a combination of new multimedia services as and when required such as IPTV, video sharing, SMS and MMS.

 “It is clear that IMS is the future technology for IP-based core telecommunications networks, and further it is designed specifically to support advanced functionality including video and fixed-mobile convergence,” said Georges Laplanche, Senior Vice President, Connect Division at Technicolor. “Cirpack is a well proven platform connecting millions of subscribers for operators around the world, and the Cirpack IMS solution, with Session Border Controller, is a practical, secure and highly reliable product.”

“Cirpack not only in the German market is a well proven and established platform. On a worldwide basis more than 100 different operators are using this solution for local area, regional as well as national voice service platform. Besides the stability and security of the Cirpack solution customers appreciate most the practice proven advanced technology being available today.” said Manfred Brandt, General Manager of 3M Services.

In Germany today, 15 local and regional carriers are using the Technicolor Cirpack platform, supporting all market specific technical requirements. With this installed base, Cirpack is the mostly deployed voice platform in this market. With 3M Services a highly experienced multinational integration partner for the Technicolor, Cirpack servers customers in Germany, Austria, Switzerland and other European countries.

The implementation at EWE TEL in Germany, which already started, will mark the first major deployment of the latest version based on IMS, the IP Multimedia Subsystem.

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

About 3M Services

3M Services- former Quante Netzwerke - comes with over 20 years experience of delivery and installation of complete networks for public and private network operators.

Beside engineering, delivery, setting up and servicing of Next Generation Access, Transport and VoIP/Softswitch Networks, we offer our customers a broad spectrum of services, managed services up to operational management.

Our customers are national and local operating carriers, Citycarriers and utility companies.www.3m-services.de

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Technicolor Industry Analyst Relations: industryanalystrelations@technicolor.com

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

Exhibit 6

PRESS RELEASE

Technicolor’s Cirpack Session Border Controller implemented at Multiple Telcos in Europe and Africa

6 million users already connected by this solution

Paris (France), 26 October 2010 – Technicolor (Euronext Paris : TCH ; NYSE : TCH) today announced that it has implemented its Cirpack SBC (Session Border Controller) solution at 14 telcos up to now. This figure demonstrates the ease of integration of the Cirpack SBC into existing telco infrastructures, as well as the performance of its inherent security mechanisms. Depending on the operator’s needs, Cirpack SBC can be proposed as a network element or packaged with the Cirpack SoftSwitch.

The Cirpack SBC solution can be connected to multiple platforms, including core IMS and value-added application servers. It provides access control and border switching on the same standalone platform. PBX connections can be built through it for subscription-based services (Class-5) or for trunking (Class-4).

The addition of the SBC functionality to the Cirpack Softswitch porfolio, a highly regarded VoIP telephony platform in use with more than 100 operators in 35 countries, provides native VoIP peering, allowing highly secure integration between the local switch and IP trunking networks. This minimises the prospect of intrusions and denial of service attacks and provides topology hiding, ensuring secured call control.

“Voice over IP is clearly the way ahead for all telcos, but it depends on being able to hand traffic from one switch to another, either within the telco or from one to another,” said Romain Waller, VoIP & IPTV General Manager, Connect division at Technicolor. “Cirpack SBC is a platform which meets all the practical requirements like the exchange of billing information with excellent security protection, in a high availability, high density format. The key figure of 14 major telcos and 550 000 sessions realized is a clear indication of the strength of our solution.”

Cirpack SBC is available in a number of different packages to meet the specific needs of each operator. This includes a standalone interconnect device Cirpack Access-SBC, Cirpack Border Switch, Cirpack Integrated Signalling SBC (with access and border signalling elements on the same hardware) and Cirpack Integrated Signalling and Media SBC (with access and border signalling and media elements on the same hardware).

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Technicolor Industry Analyst Relations:

industryanalystrelations@technicolor.com

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

Exhibit 7

PRESS RELEASE

Technicolor Wins Contracts for Softswitches from Three Major Regional Italian Telcos & ISPs

BKCom, and Telematic Services Intred selected Cirpack for VoIP services

Paris (France), October 26, 2010 – Technicolor (Euronext Paris : TCH ; NYSE : TCH) today announced it has won contracts from three leading regional Italian telcos/ISPs in Italy for the innovative Cirpack softswitch. The three telco and ISP service providers – BKCom in Rome, Intred in Lombardia and Telematic in Piemonte – will roll out comprehensive Voice over IP services to subscribers, fully integrated with the national Telecom Italia backbone. Technicolor is implementing these new services in association with Italian telecoms specialist consultancy Connecting Project.

BKCom started life as a software business, and is now adding full telecommunications service provision in the Rome area. It is launching this new offering with the Cirpack softswitch from Technicolor, aimed at both business and residential subscribers. Cirpack supports all advanced signalling and connectivity protocols including TDM, MGCP and SIP for maximum flexibility.

Intred is one of the largest ISPs in the Lombardia region, the heart of Italy’s business and commercial activities. Its core business consists of providing voice and data services to the enterprise market, and Cirpack’s ability to add centrex services to class 4 and class 5 telephony, with session border control for interworking with other VoIP carriers, is a significant advantage to Intred.

Telematic Services is the most important ISP in the adjoining Piemonte region around Torino. Again, the ability to deliver class 5 as well as class 4 services was a critical factor in selecting Technicolor Cirpack. Implementation of the new switch is already underway at Telematic Services.

“These orders are a huge confirmation of the successful technical direction of Cirpack,” said Romain Waller, VoIP & IPTV General Manager, Connect division at Technicolor. “Our Cirpack Local Exchange Node is a very high density switch, supporting the functionality required for both residential and enterprise users, and with secure border control for connection to national networks and other VoIP services. That makes it ideal for telcos and ISPs, such as BKCom, Intred and Telematic Services, who are keen to rapidly grow their customer base, and we are delighted to be working with them.”

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Technicolor Industry Analyst Relations:

industryanalystrelations@technicolor.com

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

Exhibit 8

PRESS RELEASE

Technicolor, the first company to deliver 100 million gateways worldwide

This milestone illustrates decade-long leadership in broadband

Paris (France), October 25, 2010 – Technicolor (Euronext Paris : TCH ; NYSE : TCH)  today announced- it has achieved the major milestone of 100 million gateways delivered worldwide, out of 500 million broadband connections deployed in households and businesses globally1. Technicolor has maintained #1 worldwide position for the last 10 years, and has delivered over 10 million gateways a year since 2005.

The 25 million mark was passed in December 2004, and it only took two years to double, reaching the 50 million threshold in January 2007. It has subsequently taken three years to double it again.

“Passing the 100 million mark demonstrates our continuous dedication to innovation and excellence in the CPE market,” said Vince Pizzica, Head of Digital Delivery, Technicolor. We were a pioneer in both DSL and cable more than ten years ago, and since then we have always been early to market with emerging technologies. This capability to innovate enabled us to win the confidence of major network services providers through the world, because they know that we are perfectly able to anticipate their needs”.

As a member of the Broadband Forum, Technicolor has significantly contributed to the standardisation in DSL and more specifically to reduce the total cost of deployment and ownership of broadband solutions by enhancing CPE remote management capabilities and improving the access products’ life cycle.

Since its very first DSL and cable modems, Technicolor has pioneered the delivery of innovation for the benefit of end-users: first wireless ADSL router in 2001, first UPnP2 certified router in 2002, first self-installation wireless and business solutions in 2003, DLNA certification3 in 2008, first supplier to deliver EU’s energy management compliant products (Code of conduct version 3).

The portfolio has enriched over time with for example the introduction of triple play services gateways in 2004, media center capabilities in 2008 and femto in 2009. Technicolor is now leveraging its strong video skillset to build the next generation media gateways, combining its unparalleled expertise in broadband access and video decoders.

Technicolor also announced a few months ago the equivalent milestone of 100 million units delivered in its set-top boxes business, which further illustrates its worldwide leading position in CPE market.

1 Source: Point Topic, July 2010.

2 Universal Plug and Play : set of networking protocols that permits networked devices.

3 Digital Living Network Alliance: interoperability standard for reading, sharing and control of multimedia devices regardless of their trademark or nature.

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ eading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Technicolor Industry Analyst Relations:

industryanalystrelations@technicolor.com

Oct 26-28: During the Broadband World Forum, participate to Technicolor Open Doors and discover our latest Digital Home innovations at our Paris headquarters!

Exhibit 9

PRESS RELEASE

Technicolor completes the sale of its stake in Screenvision US to Shamrock Capital Growth Fund

Paris (France), October 14, 2010 – Technicolor (Euronext Paris : FR0010918292 ; NYSE : TCH) today announced that it completed the sale of the majority of its 50% stake in Screenvision US to Shamrock Capital Growth Fund II. The terms of the deal are presented in the press release of September 27, 2010. The transaction proceeds of 60m$ will be applied to the Disposal Proceeds Notes issued as part of the financial restructuring closed in the first semester 2010. Technicolor retains a minority shareholding and will continue to be the provider of film and digital services to Screenvision.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com

Exhibit 10

PRESS RELEASE

Technicolor’s mp3HD Format Now Available in Topspin’s Music Catalog

Topspin becomes the first digital music provider to offer mp3HD downloads

Paris (France), October 7, 2010 – Technicolor (Euronext Paris : FR0010918292 ; NYSE : TCH) today announced that it signed a contract with Topspin, a leading music platform, for the distribution of their music catalog in mp3HD format.

Topspin (www.topspinmedia.com) is a technology-focused direct-to-fan marketing, management and distribution platform which helps artists manage their catalogs, connect with fans, and generate demand for music. Thousands of artists, managers and labels have already chosen the Topspin platform, including the Beastie Boys, David Byrne, Paul McCartney, The Doors, Janis Joplin, Arcade Fire, Eminem, Linkin Park, Trey Songz, Peter Gabriel, Carly Simon and Metric.

“When given a choice, nearly 40% of Topspin consumers choose a high definition audio format,” said Ian Rogers, CEO of Topspin. “We are pleased to be the first retailer to offer mp3HD to consumers. mp3HD quality will bring an enhanced and premium audio experience to music fans who expect the best when they purchase direct from their favorite artists.”

“This agreement with Topspin is very important for the proliferation of the consumer-friendly mp3HD format, said Rocky Caldwell, Vice President, mp3 and digital video IP licensing for Technicolor. “Music lovers can now enjoy lossless audio quality without giving up the ubiquity and ease-of-use of the mp3 format”.

Fans will now be able to purchase tracks in mp3HD quality directly from the Tospin-affiliated artists’ website and play them back using the Winamp plug-in available at www.winamp.com. Mac owners can use the Fraunhofer mp3HD player available at www.all4mp3.com

The mp3HD format, which was co-developed by the same Technicolor and Fraunhofer IIS teams that invented mp3, offers lossless audio compression as well as compatibility with the widely-used mp3 standard. mp3HD enables content creators, the music industry and consumers to benefit from the ultimate audio quality experience with the same ease of use as the mp3 format.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

About Topspin

Topspin is the industry-leading software platform for direct-to-fan marketing and retail.  Topspin is the tool of choice for professional labels, management companies, and marketing services companies who have successfully used Topspin's tools to run campaigns for more than 3,000 artists from Paul McCartney and George Harrison to Linkin Park and Eminem. Visit www.topspinmedia.com for more information.

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com

Technicolor Industry Analyst Relations:

industryanalystrelations@technicolor.com